FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2003

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release issued by Compañía de Minas Buenaventura S.A.A. (the "Company") on July 31, 2003, announcing the Company's Second Quarter, cumulative 2003 results and cash dividend payment.

FOR IMMEDIATE RELEASE

For More Information Please Contact:

Roque Benavides or Carlos Galvez

Compañía de Minas Buenaventura S.A.A

51-1-419-2538 or 51-1-471-8337

e-mail: dhuguet@buenaventura.com.pe

Web site: http://www.buenaventura.com

Patrick Kilhaney Citigate Dewe Rogerson Inc.Financial Intelligence (212) 419-8308840-0008 e-mail: Patrick.Kilhaney@citigatedr-ny.citigatefi.com

COMPAÑIA DE MINAS BUENAVENTURA S.A.A

ANNOUNCES SECOND QUARTER 2003 RESULTS

(Lima, Peru, July 31, 2003) - Compañia de Minas Buenaventura S.A.A. "Buenaventura" (NYSE: BVN / Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, today announced a net income of S/.89.4 million, or US$25.8 million, for the three-month period ended June 30, 2003. This represents a 64% increase over the net income of S/. 54.5 million in the corresponding quarter of 2002. The net income reported in 2Q2003 includes a loss of S/. 31.0 million, or US$8.9 million, due to Mark to Market Value variation in this quarter, while there was no variation reported in 2002. The Company's operating margin income was S/.36.0 million, or US$10.4 million, during 2Q2003, representing a 62 % increase over the compared to an operating margin income of S/. 22.2 million operating income operating margin in the corresponding quarter of 2002.

Buenaventura's EBITDA in the second quarter of 2003 was US$75.6 million, which represents a 72% increase when comparedover the an EBITDA of US$43.9 million in the same quarter of 2002.

Sales

During 2Q2003, Buenaventura reported total sales of S/. 167.4 million, compared to S/. 127.7 million during the same period in 2002. The Company attributes this increase of 31 % to the higher volume of gold sold from Orcopampa, and the higher volume of silver sold from Uchucchacua, respectively, as shown below, as well as to and higher gold prices..

Sales content for the three-month period ended June 30
	2003	2002	Var.
Gold	75,613oz	57,220oz	+ 32%
Silver	3,347,139oz	2,665,123oz	+ 26%
Lead	7,534MT	5,462 MT	+ 38%
Zinc	12,477MT	11,504 MT	+ 8%

Operations

In 2Q2003, Buenaventura improved operations at its Orcopampa mine. The Company is pleased to report that gold production at Orcopampa increased 10.0 % to 43,394 oz. of gold during 2Q2003, from 39,327 oz. in the corresponding quarter of 2002. The cash operating cost at Orcopampa during 2Q2003 was US$177.69/oz. of gold, up slightly from US$173.88/oz. in 2Q2002. This higher cost is mainly due to higher exploration and development work to increase reserves and the life of mine.

Uchucchacua's silver production of 2,374,295 oz. in 2Q2003 was similar to the 2,348,339 oz. produced in 2Q2002, while its operating cash cost was cut by 5% during 2Q2003 to US$2.99/oz. of silver, compared to US$3.15/oz. of silver during 2Q 2002.

Antapite's production in 2Q2003 increased by 3% to 18,929 oz. from 18,308 oz. in 2Q2003, at a cash operating cost of US$166.67/oz, which is 21% higher than US$ 137.84/oz. in 2Q2002. This mining unit finished during the quarter its project to increase capacity from 300 tons/day to 500 tons/day. The increased cash operating cost is due to the TtestingofofTesting of the new mill, the fine -tuning theof processprocesses the process and higher development and preparation volumes to feed the new plant capacity. explains this higher cost.

Buenaventura's total production during 2Q2003, which includes 100% of its operating units, 78.06% of the production of the Ishihuinca and Antapite mines, 32.83 % of the production of El Brocal, and 100.0% of the production at CEDIMIN, wasis as follows:

	2Q03	2Q02	Var.
Silver	2,895,634	2,850,802	+1.57%
Gold	69,574	63,968	+8.06%
Zinc	6,359	6,526	-2.56%
Lead	3,304	3,072	+7.55%

Earnings

Earnings per ADS for the three-month period ended June 30, 2003 were US$0.40, compared to US$0.25 in the corresponding period of 2002.

Exploration

Highlights of this year's exploration campaign are the infill drilling of La Zanja's Pampa Verde oxide gold deposit and the drill-indicated extensions of the Marcapunta copper, arsenic and gold-bearing massive sulfide deposit.

Geological and geochemical mapping at La Zanja, coupled with airborne electromagnetic surveying and scout drilling are generating and evaluating new targets in the San Pedro Norte, Alcaparrosa and Chinchimal areas. Infill drilling of the Pampa Verde resource is ongoing, with two rigs, and will address continuity of recoverable grade and geological extensions for the known oxide gold deposit with inferred 11.8 million MT with 0.89 gr/ton of gold. This required land acquisition, which in turn demanded negotiation with private owners and dialogue with community and political authorities. Land acquisition and engineering studies for a 15,000 tpd open pit / heap leach operation are advancing in parallel with exploration. The partners of the project (BVN 54%, NEM 46%) will reach a decision point whether or not to build the project before year year-eend.

At Marcapunta, a 7000 m campaign of diamond drilling has indicated a significant sub-horizontal extension of the previously known pyritic, enargite and gold deposit in mining concessions controlled by Sociedad Minera El Brocal S.A.A. and has provided initial samples for metallurgical test work. Selected intercepts that display a variety of oxide gold, arsenical copper-gold and non-arsenical copper-gold ore potential are:

DDH	Thickness (m)	% Copper	% Arsenic	g/t Gold	g/t Silver	Type
CM1-484-03	65.25	0.04	0.12	3.10	50.28	Oxide gold
CM1-468-03	143.10	1.87	0.49	0.52	8.47	Enargite
CM1-476-03	35.40	1.89	0.06	0.50	25.28	Chalcocite

The above intercepts are between 200 m and 300 m below the surface and therefore will most probably be mined by a combination of open pit and underground methods. Resource delineation at 100 m centres for the western extensions of Marcapunta will require a third and final diamond drilling campaign of 10,000 m. This will provide adequate samples for definitive test work and will firm-up technical and economic parameters at the prefeasibility stage.

A combination of underground exploration drifting and short drill holes at the Minera Paula, Mesa de Plata and Jatun Orcco prospects hashave, so far,has -so far- demonstrated narrow veins with relatively small, but high-grade gold and/or silver ore shoots.

A rResurgence of generative exploration in Perú has prompted a new joint venture with Minera Gold Fields Perú S.A.C. to address precious-metal mineral potential in the Puquio region. Gold Fields will assume operatorshipmanagement of the venture.

Non-consolidated affiliates

Buenaventura's income from non-consolidated affiliates, attributable mainly to Yanacocha, was S/. 107.4 million in 2Q2003, representing a 161% increase when compared to S/. 41.2 million in the corresponding quarter of 2002. This increase was due mainly to a higher gold production at a lower cash cost and also to higher prices. In fact, during the second quarter of 2003, Yanacocha's production increased 42% to 682,105 oz. of gold (297,739 oz. of which represent Buenaventura's share), from 479,119 oz. (209,135 oz. of which represents Buenaventura's share) in the corresponding quarter of 2002. On the other hand, there was a decrease in cash operating costs to US$127/oz. of gold during 2Q2003 from US$148/oz. of gold during 2Q2002. The price of gold sold increased by 11% to US$346/oz. of gold, compared to US$312/oz. of gold in the same period of 2002.

Board of Directors

In view of the current cash position, on July 31, 2003, Buenaventura's Board of Directors decided to pay an extraordinary cash dividend of S/.0.5453 per share (as per today's exchange rate, S/.0.5453 equals US$0.314/ADS), to be paid on August 25, 2003, to shareholders who purchase shares until august 14, 2003, establishing August 21, 2003 as Record Date.

Buenaventura is Peru's largest precious metals mining company and a major holder of mining rights in Peru. The Company focuses on exploration and production through its wholly-owned mines, as well as through its participation in joint exploration projects. Buenaventura currently operates four mines in Peru, has controlling interests in two mining companies, which own two mines in Peru, and has minority interests in several other mining companies in Peru. The Company has a significant ownership interest in Minera Yanacocha S.R.L.., Latin America's largest producer of gold. Buenaventura is listed on the Lima Stock Exchange and the New York Stock Exchange.

Exchange rate as of June 30, 2002: S/. 3.472/US$1.00

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2002 (audited) and June 30, 2003 (unaudited)
	2002	2003	2003
	S/(000)	S/(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	90,047	170,208	49,022
Trade and other accounts receivable, net	85,152	86,904	25,030
Accounts receivable from affiliates	30,460	31,151	8,972
Inventories, net	73,919	77,548	22,335
Current portion of prepaid taxes and expenses	30,658	42,659	12,287
	__________	__________	__________
Total current assets	310,236	408,470	117,646

Long-term account receivable	8,910	6,730	1,938
Prepaid taxes and expenses	13,146	10,137	2,920
Investments in shares	1,175,863	1,261,324	363,284
Property, plant and equipment, net	366,926	365,643	105,312
Development costs and mineral lands, net	108,067	112,482	32,397
Stripping costs	39,153	45,263	13,037
Mining concessions, net	172,640	164,579	47,402
	__________	__________	__________
Total assets	2,194,941	2,374,628	683,936
	___________	___________	___________
Liabilities and shareholders' equity, net

Current liabilities
Bank loans	43,537	34,924	10,059
Trade accounts payable	36,106	28,897	8,323
Accounts payable to affiliates	22	22	6
Other current liabilities	63,077	73,378	21,134
Current portion of long-term debt	17,080	20,461	5,893
	__________	__________	__________
Total current liabilities	159,822	157,682	45,415

Derivative instruments	-	367,691	105,902
Deferred income tax and workers' profit sharing	17,350	18,232	5,251
Long-term debt	112,586	99,616	28,691
	__________	__________	__________
Total liabilities	289,758	643,221	185,259
	__________	__________	__________
Minority interest	44,676	59,633	17,175
	__________	__________	__________
Shareholders' equity, net
Capital stock	606,773	606,773	174,762
Investment shares	1,642	1,642	473
Additional paid-in capital	541,729	541,729	156,028
Legal reserve	76,542	104,258	30,028
Retained earnings	642,100	416,224	119,880
Cumulative translation adjustment	6,917	(9,574)	(2,757)
Unrealized gain on investments carried at fair value	-	25,918	7,465
Treasury shares	(15,196)	(15,196)	(4,377)
	__________	__________	__________
Total shareholders' equity	1,860,507	1,671,774	481,502
	__________	__________	__________
Total liabilities and shareholders' equity, net	2,194,941	2,374,628	683,936
	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
	For the three-month period ended June 30,			For the six-month period ended June 30,
	__________________________________			__________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Operating revenues
Net sales	127,674	167,402	48,215	252,886	320,130	92,203
Royalty income	16,034	24,664	7,104	31,257	48,701	14,027
	___________	___________	___________	___________	___________	___________
Total revenues	143,708	192,066	55,319	284,143	368,831	106,230
	___________	___________	___________	___________	___________	___________
Costs of operation
Operating costs	59,547	76,174	21,940	129,024	143,262	41,262
Depreciation	9,879	10,834	3,120	18,785	19,087	5,497
Exploration and development costs in operational mining sites	17,529	21,192	6,104	29,553	35,916	10,344
	___________	___________	___________	___________	___________	___________
Total costs of operation	86,955	108,200	31,164	177,362	198,265	57,103
	___________	___________	___________	___________	___________	___________
Gross margin	56,753	83,866	24,155	106,781	170,566	49,127
	___________	___________	___________	___________	___________	___________
Operating expenses
General and administrative	18,200	21,591	6,219	33,139	38,238	11,013
Exploration costs in non-operational mining areas	7,302	14,328	4,127	10,969	22,938	6,607
Sales	5,884	6,217	1,791	11,370	11,091	3,194
Royalties	3,140	5,694	1,640	6,111	10,239	2,949
	___________	___________	___________	___________	___________	___________
Total operating expenses	34,526	47,830	13,777	61,589	82,506	23,763
	___________	___________	___________	___________	___________	___________
Operating income	22,227	36,036	10,378	45,192	88,060	25,364
	___________	___________	___________	___________	___________	___________
Other income (expenses)
Share in affiliated companies	41,157	107,372	30,925	71,355	171,853	49,497
Gain (loss) from change in the fair value of derivative instruments	-	(31,015)	(8,933)	-	60,003	17,282
Realized gain in derivative instruments	9,732	3,488	1,005	25,230	2,216	638
Interest income	1,958	1,554	448	4,231	2,732	787
Loss from exposure to inflation	(3,314)	(3,251)	(936)	(3,140)	(2,401)	(692)
Interest expense	(3,646)	(1,912)	(551)	(7,726)	(4,207)	(1,212)
Amortization of mining concessions	(4,278)	(3,947)	(1,137)	(8,382)	(7,896)	(2,274)
Loss from sale of subsidiary's shares	-	-	-	(6,622)	-	-
Other, net	(889)	(399)	(115)	(4,713)	2,246	647
	___________	___________	___________	___________	___________	___________
Total other income, net	40,720	71,890	20,706	70,233	224,546	64,673
	___________	___________	___________	___________	___________	___________
Income before income tax and minority interest	62,947	107,926	31,084	115,425	312,606	90,037
Income tax	(5,419)	(7,842)	(2,258)	(11,153)	(14,241)	(4,101)
	___________	___________	___________	___________	___________	___________
Income before minority interest	57,528	100,084	28,826	104,272	298,365	85,936
Minority interest	(3,018)	(10,650)	(3,067)	(4,928)	(23,892)	(6,881)
	___________	___________	___________	___________	___________	___________
Net income	54,510	89,434	25,759	99,344	274,473	79,055
	___________	__________	__________	___________	__________	__________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	0.43	0.70	0.20	0.78	2.16	0.62
	___________	__________	__________	___________	__________	__________
Weighted average number of shares outstanding	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219
	___________	__________	__________	___________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
	For the three-month period ended June 30,			For the six-month period ended June 30,
	_________________________________			_________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	141,870	144,486	41,615	258,189	319,741	92,091
Collection of dividends	-	90,506	26,067	-	90,506	26,067
Collection of royalties	15,150	23,463	6,758	30,930	47,388	13,649
Collection of interest	1,961	1,462	421	4,220	3,886	1,119
Payments to suppliers and third parties	(70,584)	(63,305)	(18,233)	(129,556)	(140,237)	(40,391)
Payments to employees	(34,201)	(28,258)	(8,139)	(61,328)	(60,141)	(17,322)
Payments of exploration expenditures	(22,281)	(31,223)	(8,993)	(32,077)	(50,232)	(14,468)
Payments of income tax	(5,112)	(8,777)	(2,528)	(10,244)	(19,541)	(5,628)
Payments of royalties	(2,407)	(9,034)	(2,602)	(5,852)	(15,358)	(4,423)
Payments of interest	(2,464)	(2,840)	(818)	(5,968)	(6,639)	(1,912)
	________	________	________	________	________	________
Net cash provided by operating activities	21,932	116,480	33,548	48,314	169,373	48,782
	________	________	________	________	________	________
Investing activities
Proceeds from derivative instruments settled, net	9,732	3,488	1,005	25,230	2,216	638
Proceeds from sale of plant and equipment	-	612	176	2,051	1,001	288
Purchase of plant and equipment	(9,844)	(10,473)	(3,016)	(28,348)	(21,218)	(6,110)
Development expenditures	(6,352)	(7,222)	(2,080)	(6,352)	(13,223)	(3,808)
Purchase of investments in shares	(9,678)	-	-	(13,517)	(1,490)	(429)
	________	________	________	________	________	________
Net cash used in investing activities	(16,142)	(13,595)	(3,915)	(20,936)	(32,714)	(9,421)
	________	________	________	________	________	________

Net cash used in financing activities	(27,651)	(41,321)	(11,901)	(28,472)	(56,498)	(16,273)
	________	________	________	________	________	________
Net increase (decrease) in cash during the period	(21,861)	61,564	17,732	(1,094)	80,161	23,088
Cash at beginning of period	106,514	108,644	31,290	85,747	90,047	25,934
	________	________	________	________	________	________
Cash at period-end	84,653	170,208	49,022	84,653	170,208	49,022
	________	________	________	________	________	________

	For the three-month period ended June 30,			For the six-month period ended June 30,
	_________________________________			_________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Reconciliation of net income to net cash provided by operating activities
Net income	54,510	89,434	25,759	99,344	274,473	79,055
Add (deduct)
Loss (gain) from change in the fair value of derivative instruments	-	31,015	8,933	-	(60,003)	(17,282)
Share in affiliated companies, net	(41,157)	(16,866)	(4,858)	(71,355)	(81,347)	(23,429)
Gain on sale of plant and equipment	-	(1,015)	(293)	(1,786)	(905)	(261)
Depreciation	9,926	11,175	3,219	18,953	19,908	5,734
Loss from exposure to inflation	3,314	3,251	936	3,140	2,401	692
Amortization of development costs in operational mining sites	4,064	4,610	1,328	8,315	8,455	2,435
Amortization of mining concessions	4,278	3,947	1,137	8,382	7,896	2,274
Net cost of retired plant and equipment	1,445	1,074	310	7,525	2,349	675
Minority interest	3,018	10,650	3,067	4,928	23,892	6,881
Deferred income tax	1,076	1,395	402	3,219	882	254
Loss on sale of investments in shares	-	-	-	6,622	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	3,117	(10,942)	(3,152)	(36,005)	(2,766)	(797)
Inventories	(4,316)	1,444	415	1,888	(2,126)	(612)
Prepaid taxes and expenses	(5,460)	(7,288)	(2,099)	2,214	(8,992)	(2,590)
Stripping costs	(4,560)	(4,730)	(1,362)	(10,084)	(6,110)	(1,760)
Increase (decrease) of operating liabilities -
Accounts payable	(7,323)	(674)	(194)	3,014	(8,634)	(2,487)
	________	________	________	________	________	________

Net cash provided by operating activities	21,932	116,480	33,548	48,314	169,373	48,782
	_________	_________	_________	_________	_________	_________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July, 31, 2003